Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Madison Square Garden Company:

We consent to the incorporation by reference in the registration statement (No. 333-164597) on Form S-8 of The
Madison Square Garden Company of our report dated August 24, 2012, with respect to the consolidated balance sheets of The Madison Square Garden Company as of June 30, 2012 and June 30, 2011 and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) for the year ended June 30, 2012, the six-month period ended June 30, 2011 and for the each of the years in the two-year period ended December 31, 2010, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of June 30, 2012, which report appears in the June 30, 2012 annual report on Form 10-K of The Madison Square Garden Company.

/s/ KPMG LLP

New York, New York
August 24, 2012